NEWALTA
Better ways to manage waste

07021873

March 5, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated February 26, 2007;
2. Press Release dated March 1, 2007 *re* Conference Call; and
3. Press Release dated March 1, 2007 *re* US Tax Information.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Advises on 2006 Canadian Income Tax Information

CALGARY, Alberta, Canada, February 26, 2007 – The following information is intended to assist holders of trust units (the "Newalta Units") of Newalta Income Fund ("Newalta") in the preparation of their 2006 T1 Income Tax Return.

The information contained herein is based on Newalta's understanding of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2006 T1 Income Tax Return where Newalta Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Newalta Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary will receive a T3 Supplementary Information slip directly from their broker or intermediary, not from the transfer agent or Newalta.

Registered holders of Newalta Units who did not hold their Newalta Units through a broker or intermediary will receive a T3 Supplementary Information slip directly from Valiant Trust Company.

The attached "Schedule 1" includes supplementary information on the Canadian tax characterization of the 2006 distributions declared and is shown on a per unit basis. Under Paragraph 12(1)(m) of the Tax Act, the taxable amount allocated by Newalta in 2006 to the holders of Newalta Units must be reported by the unitholders in their 2006 Income Tax Return.

Accordingly, the taxable amount of distributions (i.e., "Other Income" Box (26) and "Dividend Income" Box (49) on the T3 Supplementary Information slip) with respect to record dates from January 1, 2006 up to and including December 31, 2006, are included in your T3 Supplementary Information.

In accordance with subsection 89(14) of the Income Tax Act (Canada), the amounts specified as dividend income in Scheduie 1 will, by virtue of subsection 104(19) of the Income Tax Act (Canada), be an eligible dividend within the meaning of subsection 89(1) of the Income Tax Act (Canada) in respect of each trust unit.

The deadline for mailing all T3 Supplementary Information slips as required by the Canada Revenue Agency is March 31, 2007.

Reduction to Adjusted Cost Base

Holders of Newalta Units are required to reduce the Adjusted Cost Base of their Newalta Units by the return of capital amount. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of Newalta Units if the owner holds the Newalta Units as capital property.

Schedule 1

Newalta Income Fund
2006 – T3 Information for Canadian Residents

The following table outlines the breakdown of distributions declared per Newalta Unit with respect to record dates for the period January 1, 2006 up to and including December 31, 2006 for Canadian income tax purposes.

Record Date	**Payment Date**	**Distribution Declared ¢/unit**	**Other Income (Box 26) ¢/unit**	**Dividend Income (Box 49) ¢/unit**	**Return of Capital ¢/unit**
January 31, 2006	February 15, 2006	16.5	12.32	3.63	0.55
February 28, 2006	March 15, 2006	16.5	12.32	3.63	0.55
March 31, 2006	April 17, 2006	16.5	12.32	3.63	0.55
April 28, 2006	May 15, 2006	16.5	12.32	3.63	0.55
May 31, 2006	June 15, 2006	18.5	13.81	4.07	0.62
June 30, 2006	July 17, 2006	18.5	13.81	4.07	0.62
July 31, 2006	August 15, 2006	18.5	13.81	4.07	0.62
August 31, 2006	September 15, 2006	18.5	13.81	4.07	0.62
September 29, 2006	October 16,2006	18.5	13.81	4.07	0.62
October 31, 2006	November 15, 2006	18.5	13.81	4.07	0.62
November 30, 2006	December 15, 2006	18.5	13.81	4.07	0.62
December 31, 2006	January 15, 2007	18.5	13.81	4.07	0.62
TOTAL CENTS PER UNIT		214.0	159.76	47.08	7.16

File No. 82-34834

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta To Hold Fourth Quarter and Year-End 2006 Conference Call

CALGARY, Alberta, Canada, March 1, 2007 – Newalta Income Fund ("Newalta") today announced that it will release fourth quarter and year-end 2006 results after the close of markets on Wednesday, March 7, 2007 and will hold its quarterly conference call on Thursday, March 8, 2007 at 11:30 a.m. Eastern Time.

Newalta's management will review financial results for the fourth quarter and year-end 2006. The call will be hosted by Al Cadotte, President and CEO; Ron Sifton, Senior Vice President, Finance and CFO; and Rob Morin, Vice President, Finance.

To participate in the teleconference, please call 416-695-9753 or 1-877-888-3855. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, March 15, 2007, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 640172.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Releases 2006 US Tax Information

CALGARY, Alberta, Canada, March 1, 2007 - The following information is being provided to assist individual U.S. holders of trust units of Newalta Income Fund (the "Fund") who hold their units through a broker or other intermediary in reporting dividends received from the Fund on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2006. **The information is intended as a general guideline and should not be considered legal advice to any particular existing or potential holder of trust units. The information is not intended to cover all possible U.S. income tax considerations. Holders or potential holders of trust units of the Fund should consult their own legal and tax advisors as to the specific U.S. tax consequences of holding trust units of the Fund.**

We believe the Fund should be treated as a qualified corporation for U.S. tax purposes. As such, dividend distributions from the Fund should generally be considered "Qualifying Dividends" subject to tax at a reduced rate in the U.S. The taxable portion of the monthly distribution is determined annually by the Fund based upon current and accumulated earnings and profits in accordance with U.S. tax law. The taxable portion of the monthly distribution is considered a dividend for U.S. tax purposes. For 2006, the Fund has calculated that 100 percent of the distributions made in 2006 are dividends that should be "Qualifying Dividends".

If you are a registered holder of trust units, you will receive a 1099-DIV slip (or equivalent) from our transfer agent (Valiant Trust Company). If you hold trust units through a broker or other intermediary, you may receive a 1099-DIV slip (or equivalent) directly from your broker or intermediary, not from our transfer agent (Valiant Trust Company) or us. Information on the 1099- DIV slip issued by your broker or intermediary may not accurately reflect the information in this release for a variety of reasons. Investors should consult their broker and tax advisor to ensure that the information presented here is accurately reflected in their tax returns.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:
Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

END